# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NAUTICUS ROBOTICS, INC., CIK 0001849820
CUSIP: 63911H306
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17146 FEATHERCRAFT LANE, SUITE 450, WEBSTER, Texas (TX), 77598
Date of event which requires filing of this statement: 11/28/2025
Amends the filing with accession number 0001083269-25-000010
Filed by CIK 0001451505
Persons authorized to receive notices and communications: Sandro Thoma, Turmstrasse 30, Steinhausen, Switzerland (V8), CH-6312, 41 41 749-0500; Chelsea Hassell, Chevron House, 11 Church Street, First Floor (North), Hamilton, Bermuda (D0), HM11, 1 441 543-9870

## Reporting persons
- Transocean Ltd. (CIK 0001451505): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,421; sole dispositive power 0; shared dispositive power 6,421; aggregate amount beneficially owned 6,421 (0.1% of the class)
  Comment: (1) The amount reported in Row (8), Row (10) and Row (11) is the number of shares of common stock ("shares") of Nauticus Robotics, Inc. (the "Issuer") that the reporting person has a right to acquire on or before September 9, 2027, pursuant to certain earnout conditions, as described in the Merger Agreement (the "Earnout Shares").
  (2) The percentage reported in Row (13) is based on 13,710,615 shares of the Issuer outstanding as of November 13, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on November 14, 2025, including the Earnout Shares in accordance with Rule 13d-3(d)(1)(i).
- Transocean International Limited (CIK 0001083269): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,421; sole dispositive power 0; shared dispositive power 6,421; aggregate amount beneficially owned 6,421 (0.1% of the class)
  Comment: (1) The amount reported in Row (8), Row (10) and Row (11) is the number of Earnout Shares.
  (2) The percentage reported in Row (13) is based on 13,710,615 shares of the Issuer outstanding as of November 13, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025, including the Earnout Shares in accordance with Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: NAUTICUS ROBOTICS, INC.
Address of issuer's principal executive offices: 17146 FEATHERCRAFT LANE, SUITE 450, WEBSTER, Texas (TX), 77598
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment") amends the statement on Schedule 13D originally filed with the SEC on September 19, 2022, as previously amended (the "Prior 13D"), with respect to the shares of the Issuer. Unless set forth in this Amendment, all Items are unchanged from the Prior 13D. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Prior 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is deleted in its entirety and replaced with the following:

The shares reported herein as being beneficially owned by the Reporting Persons are the Earnout Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is deleted in its entirety and replaced with the following:

As of the date hereof, Transocean International Limited beneficially owns 6,421 shares of the Issuer, constituting approximately 0.047% of the 13,710,615 shares of the Issuer outstanding as of November 13, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025, including the Earnout Shares in accordance with Rule 13d-3(d)(1)(i). Because Transocean Ltd. controls Transocean International Limited, both Transocean Ltd. and Transocean International Limited are deemed to beneficially own the shares of the Issuer that Transocean International Limited holds directly or has a right to acquire.

The percentage beneficially owned reported herein is based on 13,710,615 shares of the Issuer outstanding as of November 13, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025, including the Earnout Shares in accordance with Rule 13d-3(d)(1)(i).
Number of shares as to which each person has sole or shared power to vote or dispose: Transocean Ltd. and Transocean International Limited have shared voting and dispositive power over the shares of the Issuer beneficially owned by Transocean International Limited.
Transactions in the class effected during the past sixty days: Except as described herein, the Reporting Persons have not effected any reportable transactions in the shares of the Issuer within the last 60 days: (1) on November 28, 2025, Transocean International Limited sold 28,185 shares of the Issuer in the open market at a price of $0.90 per share of the Issuer; (2) on December 1, 2025, Transocean International Limited sold 61,351 shares of the Issuer in the open market at a price of $0.81 per share of the Issuer; (3) on December 2, 2025, Transocean International Limited sold 32,839 shares of the Issuer in the open market at a price of $0.74 per share of the Issuer; and (4) on December 3, 2025, Transocean International Limited sold 2,021,920 shares of the Issuer in the open market at a price of $1.02 per share of the Issuer (collectively, the "Sale Transactions").
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Issuer owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Sale Transactions, on December 3, 2025, each of the Reporting Persons ceased to be a benefical owner of more than 5% of the outstanding shares of the Issuer based on the 13,710,615 shares of the Issuer outstanding as of November 13, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025, including the Earnout Shares in accordance with Rule 13d-3(d)(1)(i).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 is supplemented to incorporate herein by reference that certain Limited Power of Attorney for SEC Reporting Purposes, dated effective as of January 7, 2025, filed as Exhibit 99.1 to the Prior 13D.

## Signatures
- Transocean Ltd.: /s/ Daniel Ro-Trock, Assistant Corporate Secretary (12/04/2025)
- Transocean International Limited: /s/ Daniel Ro-Trock, Daniel Ro-Trock, by Power of Attorney (12/04/2025)